

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

<u>Via E-mail</u>
Mr. Thomas DeNunzio
President, Secretary, Treasurer and Director
Go Public, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Go Public, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed April 9, 2013**
> **File No. 000-54894**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have not signed any of your letters in response to our comment letters. As previously requested, please provide another written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this instance, please have an officer of your company sign your response letter on behalf of your company to confirm that you are responsible for the statements therein. Please include your officer's signature in all future correspondence with us.

Item 1. Business, page 3

(b) Business of Issuer, page 3

2. Please elaborate on and provide context for your reader about the risk that a private operating company merging with a Footnote 32 shell company may become "the witness, subject or target of an SEC complaint for fraud." For example, explain the circumstances under which such a company would become a witness, subject or target of an SEC complaint for fraud.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director